UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 10, 2021, ADC Therapeutics SA (the “Company”) held its annual general meeting. The final results of each of the agenda items submitted to a vote of the shareholders are below:

•	Item 1: 2020 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports. The shareholders approved the 2020 Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the fiscal year 2020 and took note of the Auditors’ Reports. The shareholders approved this item with 60,856,222 votes (99.87% of all common shares represented) in favor, 73,994 votes (0.12%) against and 3,865 (0.01%) abstentions.

•	Item 2: Discharge of the members of the Board of Directors and the Executive Committee. The shareholders approved the discharge of the members of the Board of Directors and the Executive Committee from liability for the fiscal year 2020. The shareholders approved this item with 60,001,193 votes (99.89% of all common shares deemed represented for purposes of this item) in favor, 52,949 votes (0.09%) against and 15,261 (0.03%) abstentions.

•	Item 3: Appropriation of 2020 Financial Result. The shareholders approved that the loss for the year 2020 in the amount of CHF 203,373,041 be carried forward, resulting in total loss of CHF 645,337,744 to be carried forward. The shareholders approved this item with 60,916,128 votes (99.97% of all common shares represented) in favor, 6,807 votes (0.01%) against and 11,146 (0.02%) abstentions.

•	Item 4: Increase and Renewal of Authorized Share Capital. The shareholders approved the increase and renewal of the Company’s Authorized Share Capital by CHF 1,170,800, by amending Article 4a, Paragraph 1 of the Company’s Articles of Association. The shareholders approved this item with 43,450,616 votes (71.31% of all common shares represented) in favor, 17,401,260 votes (28.56%) against and 82,205 (0.13%) abstentions.

•	Item 5: Amendments to Articles of Association. The shareholders approved the amendment of Article 15 of the Company’s Articles of Association to increase the maximum size of the Board of Directors to 12 members. The shareholders approved this item with 60,786,715 votes (99.76% of all common shares represented) in favor, 141,226 votes (0.23%) against and 6,140 (0.01%) abstentions.

•	Item 6: Re-election of the Chairman; election and re-election of the Members of the Board of Directors. The shareholders approved the re-election of the current members of the Board of Directors, including the Chairman, for a term of office until the completion of the 2022 Annual General Meeting and the election of Vivane Monges as a new member of the Board of Directors for a term of office until the completion of the 2022 Annual General Meeting.

o	The shareholders approved the re-election of Peter B. Corr with 55,086,159 votes (90.40% of all common shares represented) in favor, 5,838,596 votes (9.58%) against and 9,326 (0.02%) abstentions.

o	The shareholders approved the re-election of Stephen Evans-Freke with 43,948,324 votes (72.13% of all common shares represented) in favor, 16,978,096 votes (27.86%) against and 7,661 (0.01%) abstentions.

o	The shareholders approved the re-election of Michael Forer with 55,668,630 votes (91.36% of all common shares represented) in favor, 5,257,725 votes (8.63%) against and 7,726 (0.01%) abstentions.

o	The shareholders approved the re-election of Peter Hug with 55,187,445 votes (90.57% of all common shares represented) in favor, 5,738,910 votes (9.42%) against and 7,726 (0.01%) abstentions.

o	The shareholders approved the re-election of Christopher Martin with 60,532,983 votes (99.34% of all common shares represented) in favor, 393,560 votes (0.65%) against and 7,538 (0.01%) abstentions.

o	The shareholders approved the re-election of Thomas Pfisterer with 55,205,392 votes (90.60% of all common shares represented) in favor, 5,720,963 votes (9.39%) against and 7,726 (0.01%) abstentions.

o	The shareholders approved the re-election of Thomas Rinderknecht with 60,879,659 votes (99.91% of all common shares represented) in favor, 46,696 votes (0.08%) against and 7,726 (0.01%) abstentions.

o	The shareholders approved the re-election of Tyrell Rivers with 55,054,056 votes (90.35% of all common shares represented) in favor, 5,721,380 votes (9.39%) against and 158,645 (0.26%) abstentions.

o	The shareholders approved the re-election of Victor Sandor with 55,125,076 votes (90.46% of all common shares represented) in favor, 5,792,611 votes (9.51%) against and 16,394 (0.03%) abstentions.

o	The shareholders approved the re-election of Jacques Theurillat with 60,916,421 votes (99.97% of all common shares represented) in favor, 9,364 votes (0.02%) against and 8,296 (0.01%) abstentions.

o	The shareholders approved the election of Viviane Monges with 54,992,965 votes (90.25% of all common shares represented) in favor, 5,783,672 votes (9.49%) against and 157,444 (0.26%) abstentions. Below is Ms. Monges’ biography:

Viviane Monges has been a member of our board of directors since June 2021. From 2010 to 2017, she served in various senior financial leadership positions at Nestlé S.A., including as Vice President, Finance and Control from 2015 to 2017. Prior to that, Ms. Monges served as Group Chief Financial Officer of Galderma S.A., Global Chief Financial Officer of the OTC Division of Novartis A/G and Chief Financial Officer of the Global Pharma Business Unit at Wyeth Pharmaceuticals Inc. In addition to our board of directors, Ms. Monges serves on the board of directors of DBV Technologies, Novo Holdings A/S, Voluntis S.A. and Union Chimique Belge Biopharmaceutical Company S.A. (UCB) and previously served on the board of directors of Idorsia Pharmaceuticals Ltd. She holds a B.A. and an M.B.A. in finance and public administration from the École Supérieure de Commerce de Paris.

•	Item 7: Re-election of the members of the Compensation Committee. The shareholders approved the re-election of Peter B. Corr, Stephen Evans-Freke and Peter Hug as members of the Compensation Committee, each for a term of office until the completion of the 2022 Annual General Meeting.

o	The shareholders approved the re-election of Peter B. Corr with 55,046,215 votes (90.34% of all common shares represented) in favor, 5,839,844 votes (9.58%) against and 48,022 (0.08%) abstentions.

o	The shareholders approved the re-election of Stephen Evans-Freke with 43,407,491 votes (71.23% of all common shares represented) in favor, 17,480,658 votes (28.69%) against and 45,932 (0.08%) abstentions.

o	The shareholders approved the re-election of Peter Hug with 55,147,202 votes (90.50% of all common shares represented) in favor, 5,740,472 votes (9.42%) against and 46,407 (0.08%) abstentions.

•	Item 8. Re-election of the Independent Proxy. The shareholders approved the re-election of Martin Habs, Esq., notary public, in Lausanne, Switzerland, as independent proxy for a term of office until the completion of the 2022 Annual General Meeting. The shareholders approved this item with 60,920,020 votes (99.98% of all common shares represented) in favor, 6,586 votes (0.01%) against and 7,475 (0.01%) abstentions.

•	Item 9. Re-election of the Statutory Auditor. The shareholders approved the re-election of PricewaterhouseCoopers SA as the statutory auditors for the fiscal year 2021. The shareholders approved this item with 60,928,409 votes (99.99% of all common shares represented) in favor, 2,009 votes (0.00%) against and 3,663 (0.01%) abstentions.

•	Item 10. Approval of the Compensation of the Board of Directors and the Executive Committee. The shareholders approved a maximum aggregate amount of compensation for the members of the Board of Directors of USD 5,000,000 for the period from the 2021 Annual General Meeting to the 2022 Annual General Meeting, a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 7,100,000 for the fiscal year 2022 and a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 26,500,000 for the current fiscal year 2021.

o	The shareholders approved the maximum aggregate amount of compensation for members of the Board of Directors with 47,233,795 votes (77.52% of all common shares represented) in favor, 13,630,698 votes (22.37%) against and 69,588 (0.11%) abstentions.

o	The shareholders approved the maximum aggregate amount of fixed compensation for members of the Executive Committee with 58,084,477 votes (95.33% of all common shares represented) in favor, 2,805,956 votes (4.60%) against and 43,648 (0.07%) abstentions.

o	The shareholders approved the maximum aggregate amount of variable compensation for members of the Executive Committee with 52,189,157 votes (85.65% of all common shares represented) in favor, 8,703,570 votes (14.28%) against and 41,354 (0.07%) abstentions.

To comply with Rule 10A-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), on May 12, 2021, Stephen Evans-Freke resigned from the Audit Committee. On June 10, 2021, Viviane Monges became a member of the Audit Committee. The Board of Directors has determined that Ms. Monges satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act, is financially literate and is considered an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-256807) and registration statements on Form S-8 (Registration Nos. 333-238287 and 333-255831) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: June 11, 2021

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President & General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended Articles of Association of ADC Therapeutics SA